Filed Pursuant to Rule 424(b)(5)

Registration No. 333- 223130

Supplement No. 1 to Prospectus Supplement dated July 28, 2020

(To prospectus dated February 23, 2018)

Up to $10,382,954

Shares of Common Stock

This supplement no. 1 dated January 11, 2021, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated July 28, 2020, or the prospectus supplement, which together with the accompanying prospectus dated February 23, 2018 we refer to as the prospectus, relating to the offer and sale, from time to time, of shares of our common stock to or through A.G.P./Alliance Global Partners, or A.G.P., acting as our sales agent, in accordance with the terms of a sales agreement dated July 28, 2020 we entered into with A.G.P., or the Sales Agreement. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus and the prospectus supplement, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus, the prospectus supplement, and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

The Sales Agreement had provided that we may issue and sell shares of our common stock having an aggregate gross sales price of up to $9,300,000 from time to time to or through A.G.P., acting as our sales agent. That maximum amount complied with the offering limitations applicable to us under General Instruction I.B.6. of Form S-3, based on our public float as of the date of the prospectus supplement (which was $27,916,254). In keeping with those limitations, the prospectus supplement contemplated that we could offer and sell, from time to time, shares of our common stock having an aggregate gross sales price of up to $9,300,000 pursuant to the prospectus, which maximum amount was less than one-third of our public float at the time. Under General Instruction I.B.6. of Form S-3 and interpretations provided by the Securities and Exchange Commission, if our public float were to subsequently increase such that we could sell additional amounts of our common stock, we are permitted to file a supplement to the prospectus supplement in order to enable us to make additional sales of common stock under the Sales Agreement in excess of the amount of common stock covered by the prospectus supplement. In parallel, we would need to enter into an amendment to the Sales Agreement with A. G. P. in order to increase the maximum amount of sales that we can make under that agreement.

As of January 11, 2021, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $31,148,863 (approximately $3,232,608 higher than our public float as of July 28, 2020, the date of the prospectus supplement), which amount is based on 57,683,079 outstanding shares of common stock held by non-affiliates and a per share price of $0.54, which was the last reported sale price of our common stock on The NYSE American market on January 8, 2021. Accordingly, we have entered into an amendment to the Sales Agreement with A.G.P., and are filing this supplement, to enable us to offer and sell through the prospectus and prospectus supplement, as amended and supplemented by this supplement, shares of common stock having an aggregate offering price of up to $10,382,954 (approximately $1,082,954 higher than the value of shares previously covered by the prospectus supplement) from time to time to or through A.G.P., acting as our sales agent.

We have sold $9,285,959 of securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar month period that ends on and includes the date of this supplement. As a result of such prior sales, as of the date of this supplement, shares of common stock having an aggregate gross sales price of up to $1,096,995 can be sold pursuant to General Instruction I.B.6. of Form S-3, all of which will be available for offer and sale under the Sales Agreement, as amended, through the prospectus and prospectus supplement, as amended and supplemented by this supplement.

Our common stock is listed on The NYSE American under the symbol “NSPR.” The last reported sales price of our common stock on The NYSE American market on January 8, 2021 was $0.54 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” in the prospectus and in our reports filed with the Securities and Exchange Commission which are incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this supplement is January 11, 2021